Mail Stop 3561

May 12, 2008

Patrick J. Talamantes
Chief Financial Officer
The McClatchy Company
2100 Q Street
Sacramento, CA 95816

      Re: **The McClatchy Company**
                 Form 10-K for the fiscal year ended December 30, 2007
                 Filed February 28, 2008
                 File No. 001-09824

Dear Mr. Talamantes:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 30, 2007

Form 10-K for the fiscal year ended December 30, 2007

Management's Discussion and Analysis, page 15

Critical Accounting Policies, page 15

1.   We note on pages 16 and 17 that you discuss your critical accounting policy
        with respect to Goodwill and Intangible Impairment and that you identify the
        estimates and judgments which most significantly affect the fair value
        calculation are assumptions related to revenue growth, newsprint prices,
        compensation, discount rate and private and public market trading multiples
        for newspaper assets. However, your disclosure provides little context as to
        the level of subjectivity, variability, and uncertainty involved in each of the
        assumptions made by management. For example, you should address, to the
        extent material, such factors as how you arrived at the estimate, how accurate
        the estimate/assumption has been in the past, how much the
        estimate/assumption has changed, and whether the assumption is reasonably
        likely to change in the future. Since critical accounting estimates and
        assumptions are based on matters that are highly uncertain, you should
        analyze their specific sensitivity to change, based on outcomes that are
        reasonably likely to occur and would have a material effect. We believe you
        should provide quantitative as well as qualitative disclosure when quantitative
        information is reasonably available and will provide material information to
        investors. Given the significance of the impairment charge related to
        goodwill and masthead assets, we believe you should significantly enhance
        your critical accounting policy in future filings to include a robust discussion
        of the factors noted above. Please confirm your understanding and that you
        will comply with our comment in your response to us.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all
information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's

disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief